Our date
2006-10-17
Your date

Our reference
Your reference

Attending to this matter, tel. direct line, fax direct line
KF/Anders Örbom +46 26 26 10 30

Commission File No. 82-1463

06017969

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 10549
USA

SUPPL

Attention: Office of International
Corporate Finance, Mr Samuel Wolff,
Special Counsel

Re: Exemption Under Exchange Act
Rule 12g3-2(b); Commission
File No, 82-1463

Dear Sir:

In connection with the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") granted to Sandvik AB by the Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b) promulgated under the Act, enclosed is Sandvik AB Press Release, Sandvik AB – Nomination Committee for Annual General Meeting on 26 April 2007, dated 16 October 2006, which is being submitted under Rule 12g(b)1)(iii).

Sincerely,

SANDVIK AKTIEBOLAG; (publ)

Anders Örbom
Group Treasurer and VP Finance

10/31

Postal address
SANDVIK AB
SE-811 81 SANDVIKEN
SWEDEN

Public Company (publ)
Reg.No 556000-3468
VAT No. SE663000060901
www.sandvik.com

Telephone
+46 26 26 00 10

Telefax
+46 26 26 10 76

K 003

SANDVIK

Press Release

Sandvik AB - Nomination Committee for Annual General Meeting on 26 April 2007

At Sandvik AB's Annual General Meeting on 2 May 2006 it was resolved that the Nomination Committee shall comprise five persons. The four largest shareholders shall each appoint a member and they, jointly with the Chairman of the Board, shall comprise the Nomination Committee for the period until the next Annual General Meeting. The Chairman of the Board is the convening authority. The composition of the Nomination Committee prior to the Board election in 2007 shall be announced publicly as soon as it is appointed, however, not later than six months prior to the Annual General Meeting.

The Chairman of the Nomination Committee shall be the member appointed by the largest shareholder. No fees are paid to the members of the Nomination Committee.

The Nomination Committee shall prepare proposals regarding the Chairman of the Meeting, the number of Board members and fees to the Board members and the auditors. In addition, the Nomination Committee shall present proposals regarding the Board members and the Board Chairman as well as proposals regarding how the Nomination Committee shall be selected prior to the 2008 Annual General Meteing and its tasks.

Based on the ownership structure in Sandvik AB at 30 September 2006, the Nomination Committee for the period prior to the 2007 Annual General Meeting comprises the following members:

Carl-Olof By, Industrivärden
Curt Källströmer, Handelsbanken's Pension Foundation and Pension Fund
Staffan Grefbäck, Alecta Pension Insurance
Marianne Nilsson, Robur
Clas Åke Hedström, Sandvik's Board Chairman

Carl-Olof By will be the Nomination Committee Chairman.

Shareholders wishing to present proposals to the Nomination Committee can submit them to the Nomination Committee's secretary, Bo Severin (Sandvik's Chief Counsel), by post to Sandvik AB, Attn: Bo Severin, SE-811 81 Sandviken, Sweden, or by e-mail to: bo.severin@sandvik.com. Information about the Annual General Meeting and the Nomination Committee is available at the company website: www.sandvik.se or www.sandvik.com.

Sandviken, 16 October 2006

Sandvik AB; (publ)

Clas Åke Hedström
Board Chairman and convening authority for the Nomination Committee

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Sandvik is a global industrial group with advanced products and world-leading positions in selected areas – tools for metal cutting, machinery and tools for rock excavation, stainless materials, special alloys, metallic and ceramic resistance materials as well as process systems and sorting systems. The Group has 39,000 employees and representation in 130 countries, with annual sales of approximately SEK 63,000 M.